China Yida Holding, Co.

RM 1302-3 13/F, Crocodile House II

55 Connaught Road Central, Hong Kong

August 5, 2008

Securities Exchange Commission
Collin Webster
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Yida Holding, Co.
Amendment No. 1 to Form S-1
Filed July 8, 2008
File No. 333-150665

Dear Mr. Webster:

We are in receipt of your letter dated June 5, 2008 regarding the above referenced filing and the following are our responses:

General

1.
 We are continuing to evaluate your response to comment one in our letter dated June 5, 2008.  Please supplement your analysis by discussing the percentage of shares currently held by non-affiliates that the shares being registered represent.

Response:  Please be reminded that the percentage of shares that we are registering in this Registration Statement is greater than the typical SEC guidance of 33% of the total number of non-affiliate shares.  In our prior correspondence letter, we included an analysis as to why our circumstances justify our effort to register more than the SEC's guidance amount under Rule 415.  As a summary of the previous explanation, the Company completed a reverse merger at the end of 2007 that left the company with a small percentage of float.  In order to comply with the 33% limit we would be forced to only register 182,000 shares.  Additionally, the offering should also not be deemed a primary offering because the selling shareholders bear the entire risk of their investment and they are not selling on behalf of the Company.  The Investors were issued common stock for their investment; their securities do not reset or adjust based on any market price or other factors as a convertible note may adjust; and, therefore the sole risk is placed on the Investors.

We are registering 20,000,001shares of common stock.  The cap structure of the company is as follows:

Affiliate Shares	44,895,822
Non-Affiliates Shares	23,188,665
Total Issued and Outstanding	68,084,487

Therefore, the percentage of shares currently held by non-affiliates that the shares being registered represent equal 86.2%.  However, this includes the shares underlying the warrants that we are registering.  The warrants have not been executed and the strike price for those warrants is $1.25 and there is no assurance that these warrants will ever be exercised.  If the shares underlying the warrants are removed from the calculation, we are only registering 57% of the issued and outstanding of our common stock that are issued to non-affiliates (13,333,334 out of 23,188,665).

2.
We note your disclosure on page 3, indicating there are 48,084,486 shares of common stock outstanding prior to the current offering.  However, on page 26, you state that “As of June 23, 2008, 68,084,487 shares of common stock are issued and outstanding.”  Please explain this discrepancy and/or revise your disclosure accordingly.

Response:  We have revised our disclosure to accurately reflect the fact that there are 68,084,487 shares of common stock outstanding prior to this current offering.

Prospectus Summary, page 1

3.
We note your response to comment five in our letter dated June 5, 2008; however, you moved the detailed information from the prospectus summary to the prospectus cover page.  Move this additional information from the prospectus cover page to the prospectus summary and limit the prospectus cover page to one page.

Response:  We have moved the additional information from the prospectus cover page to the prospectus summary.  The prospectus cover page is limited to one page.

4.
Revise the chart showing your corporate structure to include the company and Fujian Yintai Tourism Co., Ltd.  Use the same shortened, corporate names in the chart as you use throughout the prospectus to avoid confusion.  Reconcile the chart with your disclosure in the fifth paragraph on page ii that suggests that Fujian Jintai Tourism Development Co., Ltd. is a subsidiary of Fuzhou Hongda Commercial Services Co., Ltd.

Response:  We have revised the chart to include the company as the 100% owner of Keenway Limited.  We have replaced the updated chart throughout the document.  In addition, we reconciled (and corrected) the chart with the disclosure by stating that Hongda is the subsidiary of Fujian Jintai Tourism Development Co., Ltd.

5.	Include in the summary financial information your results for the three months ended March 31, 2008.

Response:  We have included the summary financial information for the results for the three months ended March 31, 2008.

Risk Factors, page 6

Risks Relating to the People’s Republic of China, page 9

6.	We note your response to comment 17 in our letter dated June 5, 2008; however, the term “primary” is still included in the disclosure. Please revise accordingly.

Response:  We have removed the reference to “primary” in our disclosure.

Item 7.  Selling Security Holders, page 15

7.	Delete your statement that the prospectus covers any escrow shares released in connection with the Make Good Agreement.

Response:  We have deleted any reference that this prospectus covers any escrow shares released in connection with the Make Good Agreement.

8.
As the warrants are currently exercisable, include the shares issuable upon exercise of the warrants in the beneficial ownership amounts of the selling security holders.  In addition, since you have registered the shares issuable upon exercise of the warrants, include these shares in the shares to be offered by the selling security holders.

Response:  We have revised the selling security table to include all the shares issuable upon exercise of the warrants.  Additionally, we have similarly included these shares in the shares to be offered by the selling security holders.

Item 11.  Information with Respect to the Registrant, page 19

Description of Business, page 19

9.
We note your references in the notes to the financial statements to Fujian Yintai Tourism Co., a new subsidiary incorporated in March 2008.  Please discuss Yintai in the body of the prospectus and explain its role in your business.  Identify the tourist attraction that it will operate in Fujian.

Response:  We revised the S-1 to discuss our new subsidiary, Fujian Yintai Tourism Co., and that it was incorporated in March 2008.  We also discussed that its role in our business is to acquire a tourist attraction in a suburb of Fuzhou City.  However, no such attractions have been found and we have not entered into any agreements.

10.
We note disclosure on page F-13 of your notes to financial statements for the three months ended March 31, 2008 of a recent construction contract entered into for the development of Zhuangyuanyan resort.  We also note disclosure on page F-14 regarding two marketing promotion agreements with two tour agents.  Please provide disclosure regarding these projects and agreements, and discus in your management’s discussion and analysis how it will affect your operations.

Response:  We have included a discussion on our recent construction contract for the development and construction of Zhuangyuan Rock.  We have also provided disclosure regarding the two travel agent agreements and included in our management’s discussion and analysis that we expect both the construction of Zhuangyuan Rock and the two travel agent contracts to enhance our business and improve our revenues and help keep our revenue in tourism stable.

Business, page 19

11.
Identify the persons who own and control Fujian Jiaoguang Media Co., Ltd. and explain how they are affiliated with the company.  Provide the disclosure required by Regulation S-K Item 404 regarding this relationship under “Certain Relationships and Related Transactions” on page 35.

Response:  Chairman Chen Minhua and Fan Yanling each own 50% of Fujian Jiaoguang Media Co., Ltd.  This has been disclosed in the S-1 and we have included that required disclosure under “Certain Relationships and Related Transactions.”

Status of Publicly Announced New Products/Services, page 23

12.	Please remove any references throughout your prospectus that you “own” the Great Golden Lake.

Response:  We have removed any reference throughout our prospectus that we “own” the Great Golden Lake.

Management’s Discussion and Analysis … page 29

Our Business, page 29

13.	We note your response to comment 56 in our letter dated June 5, 2008. Please include the explanation and information provided in your response letter in your management’s discussion and analysis.

Response:  We have included our explanation and the information that we provided in our previous response letter in our management’s discussion and analysis.

14.
We note your response to comment 57 in our letter dated June 5, 2008.  As the “Great Golden Lake” is your only tourist attraction, please remove the statement that it is one of your biggest tourist attractions.

Response:  We removed the comment that the “Great Golden Lake” is our biggest tourist attraction because it is our only tourist attraction.

Results of Operations, page 29

15.	Discuss your results of operations for the three months ended March 31, 2008.

Response:  We have provided a discussion of our results of operations for the three months ended March 31, 2008.

16.	Discuss your results on a segment basis in addition to a consolidated basis.

Response:  We have provided a discussion of our results of operations on a segment basis consistent with our financial statements.

Directors and Executive Officers, page 33

17.
Clarify whether Mr. Chen Minhua, Ms. Fan Yanling and Mr. Lin Yongxi are also directors of the company.  In this regard, in the headings to their biographies, you only refer to their directorships and other persons with Hong Kong Yitat International Investment Co., Ltd.

Response:  I have revised this section to clarify that Mr. Chen Minhua, Fan Yanling and Mr. Lin Yongxi are also directors of the Company.  I have changed the headings on their biographies to include their executive offices.

18.	Disclose the periods of time that your executive officers and directors have served in such positions with the company. See Regulation S-K Item 401(a) and (b).

Response:  I have disclosed that our executive officers and directors have served in their positions with the Company since November 19, 2007.

19.	Identify any positions held by your officers and directors with any of your subsidiaries or with Fujian Jiaoguang Media, Co., Ltd.

Response:  We have included in the biographies for the Directors and Executive Officers all of the positions held by each of the executive officers and directors.  Please note that Chairman Chen Minhua is a Director of Fuzhou Hongda Commercial Services Co., Ltd. and the Chairman for both Fujian Yintai Tourism Co. and Fujian Jintai Tourism Industrial Development, Co, Ltd.  Additionally, Fan Yanling is the Executive Director for Fujian Jiaoguang Media Co., Ltd., the Chairman of Fuzhou Hongda Commercial Services Co., Ltd. and a Director for both Fujian Yintai Tourism Co. and Fujian Jintai Tourism Industrial Development, Co, Ltd.

Executive Compensation, page 35

20.
Please confirm that you have disclosed all compensation earned by or paid to your named executive officers for all services rendered in all capacities to the company and its subsidiaries.  Refer to Regulation S-K Item 402(m)(1).

Response:  Yes, we have confirmed that we have disclosed all compensation earned by our named executive officers for all services rendered in all capacities to the company and its subsidiaries.  Chairman Chen Minhua and Fan Yanling do not take a salary and were not paid a bonus in 2007.  Additionally, both Lin Yongxi is paid a salary and allowance of 200,000RMB per year which is equivalent to $27,000 USD.  Peter Zeng receives compensation of $3,000 USD per month as consideration for his services as the Company’s CFO.  There are no other compensation being paid to any of the named executive officers.

21.	Please separately disclose director compensation. Provide the narrative discussion required by Regulation S-k Item 402(4)(3).

Response:  Our directors do not receive any additional compensation for serving on our board of directors.  We have disclosed this information in the Executive Compensation section.

22.
Disclose the material terms of your employment with Peter Zheng.  Disclose that Mr. Zheng will only be working for you on a part-time basis.  Clarify whether Mr. Zheng is currently employed at PricewaterhouseCoopers Beijing or elsewhere.  If not, remove your reference to his clients.

Response:  We have disclosed the material terms of Peter Zheng’s employment.  Specifically, Mr. Zheng is employed on a part-time basis and is currently still employed at PricewaterhouseCoopers Beijing.  Pursuant to his employment agreement, Mr. Zheng is employed on a part-time basis and earns $3,000 USD per month.  In addition, he is entitled to a bonus based on performance, however, there are no specific indications of performance targets or milestones.  His starting date of employment was April 25, 2008.

Certain Relationships and Related Party Transaction, page 35

23.	Identify the affiliate company whose loan you have guaranteed. Disclose what business you transact with Jinyang Company and Xinhengji that generates receivables due from these entities.

Response:  We have further discussed the loan that we guaranteed by identifying the company as Fujian New Handsome Advertisement Co., Ltd.  This company is an advertising company that is 80% owned by our Chairman and Chief Executive Officer, Chen Minhua.  Additionally, we have disclosed that the loans that we have received from Jinyang and Xinhengji were for us to be able to handle our short term cash flow shortage.  We do not transact any business with these two entities.  These loans have since been satisfied.

Consolidated Financial Statements – Fiscal Years Ended December 31, 2007 and 2006

24.
We note your response to comment 50 in our letter dated June 5, 2008.  Disclose how the company accounts for the costs incurred in acquiring and producing programs for FETV.  For example, tell us and disclose whether the costs incurred in acquiring and producing programs are capitalized and amortized over the license period or projeceted useful life of the programming.  If not capitalized, tell us how you account for the acquired program license or the television programming costs, such as direct production costs, production overhead and acquisition costs.

Response:  The costs incurred in acquiring and producing programs are not capitalized, the company account for the costs as direct production costs.

25.	We note your response to comment 53 in our letter dated June 5, 2008. Please also disclose in summary form the pertinent rights and privileges of the securities outstanding.

Response:  We have updated the disclosures to summarily describe the pertinent rights and privileges of our common stock and preferred stock.  Specifically, our common stock has a par value of $0.001 and holders of such securities have non-cumulative voting rights.  Our preferred stock has a par value of $0.001 and holders of our preferred stock do not have voting rights.

Consolidated Financial Statements for the Periods Ended March 31, 2008 and 2007

Note 6.  Intangible Assets, page F-13

26.
We note your “use right” agreement for 30 outside billboards.  Please explain to us how you determined that the costs related to this agreement should be capitalized as an intangible asset rather than expensed on a yearly basis as an operating lease.

Response:  In accordance with SFAS 142 this is a non monetary asset without physical substance that provides probable future economic benefits and has costs that can be reliably measured. An intangible asset is identifiable if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

The Company entered an agreement with one third party and obtained five-year use rights of 30 outside advertising boards in Fuzhou city amounting to $6,408,248 (RMB45,000,000) on February 29, 2008. The term of the contact is in excess of twelve months and inures exclusive operation rights for the registrant in the future 5 years. The registrant expects the future economic benefits from the advertising revenue through the 30 outside boards and the cost was prepaid in the amount to $6,408,248.

Note 16.  Shareholders’ Equity, page F-18

2) Equity Transactions

27.
Explain to us in detail, and disclose in abbreviated form, your analysis of the classification provisions of EITF 00-19 with respect to warrants attached to the common stock issued in the March 7, 2008 financing transaction.

Response:  Pursuant to terms, the warrants can be converted into 6,666,667 shares of common stock at an exercise price of $1.25 per share and can be exercised beginning on September 6, 2008 and will expire on September 6, 2011. Cashless exercise available with payment in common shares of the company if shares underlying the warrant are not registered. And Call provision (at the option of the grantor) in the warrants is available if the company attains certain EPS at December 31, 2008.

Based upon the aforementioned significant terms of the warrant it appears that the terms of the instrument do not trigger any of the provisions of EITF 00-19.  Since the call provision is at the discretion of the company, Para 7 of EITF 00-19 provides that, “If the contract provides the company with a choice of net-cash settlement or settlement in shares, the model assumes net-cash settlement.”  These augers for treatment as equity and not as assets or liabilities.

Paragraph 12 of the pronouncement likewise revolves around provisions that could, “require” the company to redeem in cash.  The company is not required to do anything in a redemption mode therefore the instruments are properly classified in permanent equity.  The company cannot be compelled to act hence equity is permanent.

In summary we feel that these instruments are permanent in nature with no requirement on the part of the company to redeem for cash. Paragraph 39 of the EITF provides a table that we feel provides the parameters for our accounting treatment.

Item 15.  Recent Sales of Unregistered Securities, page II-1

28.	Please disclose the reasons for the issuance of shares on February 29, 2008 to the prior shareholders of Keenway and the consideration paid.

Response:  We have included a discussion of the reasons for the issuance of shares on February 29, 2008.  The shares were issued as “Corrective Issuances” as a result of the Share Exchange Agreement.  Pursuant to the Share Exchange Agreement, the shareholders of Keenway were supposed to get a certain percentage ownership of the Company, however, there were not enough available shares to be issued at the time the Share Exchange closed.  Accordingly, we conducted a 10 for 1 reverse stock split which was effective in February 2008 and then we issued the additional shares to the Keenway Shareholders to get them to the correct share ownership percentages.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

29.	Please revise footnote (4) to the exhibits list to refer to the Form 8-k filed on April 25, 2008. Revise footnote (5) to refer to the Form 8-K filed on November 26, 2007.

Response:  We have revised the Exhibit table to accurately reflect the dates each 8-k was filed.

Signatures

30.
We note your response to comment 70 in our letter dated June 5, 2008.  It is still unclear why you disclose that Mr. Chen Minhua is your Chief Financial Officer under his signature on behalf of the registrant.  Please advise.

Response:  Chairman Chen is not our Chief Financial Officer.  Accordingly, we have revised his signature line on behalf of the registrant to accurately reflect this.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA YIDA HOLDING, CO.

By: /s/ Chen Minhua
Chen Minhua